UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

18851 NE 29th Ave. Suite 700

Aventura, FL 33180

(954) 233-3511

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Entry into a Material Agreement

On July 2, 2021, the Company entered into a Research Project Agreement with The University of Melbourne o gather data and bio-markers to target Hallucinogen Persisting Perception Disorder (“HPPD”). HPPD is characterized by prolonged or reoccurring perceptual symptoms, reminiscent of acute hallucinogen effects. It may also result in panic attacks and depression.

The study is expected to last 12 months and will be composed of three stages:

The first stage of the study will identify a battery of visual tasks to cover a broad assessment of optical processing. The entirety of the test should take 30–45 min and include key questionnaires, which would include HPPD symptoms, as well as any anxiety, depression, or other mental health issues. Next, a web-based open-source protocol will be configured that would enable participants to access and complete the test remotely. Ethics applications will be submitted to enable the recruitment and testing of approximately 100 participants with HPPD and 100 controls.

In the second stage the study will be relaunched for a larger participant sample and monitored for compliance issues. Approximately 1,000 participants with HPPD and 1,000 controls will be recruited and tested by sending them the necessary test kits for genetic sample collection. Some of the individuals that participated in Phase 1 might be retested. After obtaining and analyzing 200 participant genetic samples, a written publishable report will be prepared for submission in an academic journal.

Stage three would be explicitly commercially motivated and involve further development and launch of a finalized web-based test platform. Testing may continue to increase the size of the large international cohort of people with HPPD, with the intent of collecting this data to serve as a comparison base for any future use as a clinical diagnostic or symptom tracker. Stage 3 may also involve a larger-scale genetic study with a view to commercializing a genetic test for HPPD susceptibility. This data could be submitted for publication as a demonstration of the utility of the platform, but the publishing of any reports or data would be at the discretion of any companies or individuals funding the work.

The Study Fee will be AUD 273,904 payable to the University of Melbourne. The initial payment of AUD 114,827 has been made by the Company commencing the study. A second payment is due upon commencement of Stage 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

August 23, 2021	By:	/s/ Ben Kaplan
Ben Kaplan
CEO